Exhibit 99.1
media release

28 August 2006	For media enquiries, please call Cameron
Hamilton on: Tel: (02) 8274 5304 or Mob:
0425 344 688. For analyst enquiries,
please call Steve Ashe on Tel: (02) 8274
5246; Mob: 0408 164 011.
James Hardie Management Change
James Hardie today announced that Dave Merkley has resigned from his role as Executive Vice President — Engineering and Process Development, effective 1 September 2006.
James Hardie CEO, Louis Gries, thanked Dave Merkley for the significant contribution he has made to the company’s manufacturing operations over the last 12 years: “I have worked closely with Dave in this time and have appreciated his contributions. James Hardie has grown to be a world leader in the manufacture of fibre cement products and Dave has played an important role in this,” he said.
“Dave has decided that he wants to pursue other interests, and we wish him well,” said Mr Gries. “Under the terms of his contract, Dave will be available to consult to us over the next few years so we will still have access to his knowledge and skills.
“We will be appointing a replacement head of Engineering and Process Development in due course.”
Following Mr Merkley’s resignation, James Hardie’s Senior Leadership Team now consists of: Louis Gries, Chief Executive Officer; Russell Chenu, Chief Financial Officer; Ben Butterfield, General Counsel; James Chilcoff, Vice President — International Business; Nigel Rigby, Vice President - Emerging Markets; Robert Russell, Vice President — Established Markets; Cathy Wallace, Vice President — Global Human Resources; Grant Gustafson, Vice President — Interiors and Business Development; Mark Fisher, Vice President — Research and Development; Peter Baker, Executive Vice President Australia and Steve Ashe, Vice President — Investor Relations.
END
Media Enquiries:
Cameron Hamilton

Telephone:	61 2 8274 5304
Mobile:	61 425 344 688
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Media/Analyst Enquiries:
Steve Ashe
Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com

Disclaimer
This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the company’s Australian Tax Office amended assessment;

•	expectations that the company’s credit facilities will be extended or renewed;

•	projections of operating results or financial condition;

•	statements regarding plans, objectives or goals, including those relating to competition, acquisitions, dispositions and products;

•	statements about future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. The company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the risk factors discussed under “Risk Factors” beginning on page 6 of the Form 20-F filed on 7 July 2005, and: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K . The company cautions that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Released by James Hardie Industries NV; ARBN 097 829 895
 2